Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215
April 9, 2010
VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 24, 2010 Form 8-K filed on February 10, 2010 File No. 1-16109
Dear Mr. O’Brien:
This letter is in response to your comment letter dated April 5, 2010, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”). By letter dated March 15, 2010, you previously asked the Company to furnish you with certain information in connection with your examination of the above referenced documents. In response to that request, we furnished you with our letter dated March 25, 2010.
We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. In accordance with your instructions, we have keyed our responses to the specific numbered comments contained in your letter dated April 5, 2010. Given that the Staff has asked the Company to make certain changes in its next periodic report, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns.
In accordance with your letter dated April 5, 2010, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009
General
1. As previously requested, please address the comments in our letter dated March 15, 2010, and this comment letter in your next periodic report (i.e., your first quarter of fiscal year 2010 Form 10-Q).
Response to Question 1:
We acknowledge that, to the extent the disclosures are applicable to a periodic filing, we will address the Staff’s comments from the March 15, 2010 and April 5, 2010 letters in the applicable sections of the Form 10-Q for the quarterly period ended March 31, 2010.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 39
2. We note your response to comment 1 in our letter dated March 15, 2010. We understand your position that you did not provide disclosures for the amount of revenues earned during fiscal year 2009 for the contracts without any additional renewal option periods and expiring during fiscal year 2010 because management believes it is not reasonably likely that these contracts will be terminated. However, there remains a concern that your current disclosures do not provide investors with sufficient information to understand management’s position and may not convey that management does not believe that these expiring contracts represent a material uncertainty about your future operating results. As such, please disclose in your next periodic report that management believes it is probable that new contracts will be issued to replace the expired contracts with no remaining options along with an explanation for your position. Otherwise, please disclose the revenues recognized during fiscal year 2009 for the expiring contracts along with the carrying value of the corresponding facilities. Refer to Item 303(A)(3)(ii) of Regulation S-K, Instruction 3 to Item 303(A) of Regulation S-K, and Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.
Response to Question 2:
We understand the Staff’s concern that current disclosures did not provide investors with sufficient information to understand our position that we believe all contracts scheduled to expire without any additional renewal options, other than those specifically identified and disclosed, are expected to be renewed. As such, we will include a statement in future periodic filings that we believe we will renew all contracts that have expired or are scheduled to expire within the next twelve months that would have a material effect on our financial statements if not renewed, other than those contracts with customers that are specifically disclosed to be terminated or for which management believes that it is reasonably likely that a renewal will not be obtained and for which the non-renewal would have a material effect on our financial statements. We will also disclose an explanation for our position, as the Staff requested, that will take into consideration both any circumstances relating to the applicable contract as well as our general experience in renewing contracts. Additionally, we intend to include in future periodic filings, the identification of contracts that have expired or that management believes is reasonably likely to expire and have a material impact on our financial statements along with the disclosure of the aggregate revenues for the applicable reporting periods and aggregate carrying values of the respective facilities.
Facility Activations, Developments, and Closures, page F-18
3. We note your response to comment 4 in our letter dated March 15, 2010. In your next periodic report, please disclose that you tested the Trousdale County, Tennessee in progress facility; Huerfano County Correctional Center; and the Prairie Correctional Facility for impairment as of December 31, 2009. In this regard, we note that the aggregate carrying values of these facilities without the corresponding equipment and other fixed assets is $73.7 million, or 5.3% of total stockholders’ equity as of December 31, 2009. As such, please disclose in your next periodic report the aggregate value of these facilities and that you performed an impairment test for the facilities as of December 31, 2009, excluding the corresponding equipment and other fixed assets along with an explanation as to why. Please also disclose the material assumptions used in the undiscounted cash flow analysis; the uncertainty associated with the material assumptions used; and any potential events or circumstances that could negatively impact the undiscounted cash flows. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
Response to Question 3:
We confirm the Staff’s expectation that in our next periodic filing we will disclose the facilities upon which impairment tests were performed (which included all of the aforementioned facilities) along with the aggregate carrying values of those facilities, excluding the corresponding equipment. We will further disclose our basis for excluding the equipment from the impairment analysis as a substantial portion of the equipment is easily transferred and could be used at other facilities we own without significant cost.
Additionally, we will include in our next periodic filing the material assumptions used in the undiscounted cash flow analysis, the uncertainty associated with the material assumptions used, and any potential events or circumstances that could negatively impact the undiscounted cash flows. We will disclose our impairment tests were based on an estimate of undiscounted future cash flows resulting from the use of the assets. We will disclose our estimates were based on cash flows that were comparable to historical cash flows from similar contracts at the respective facilities and sensitivity analyses that consider reductions to such cash flows. We will further disclose that our estimates contain uncertainty with respect to the extent and timing of the respective cash flows due to potential delays or material changes to historical terms and conditions in contracts with prospective customers that could impact cash flows. As we have previously disclosed in periodic filings and as we stated in our response letter dated March 25, 2010, notwithstanding the effects the current economy has had on our customers’ demand for prison beds in the short term which has led to our decision to idle certain facilities, we believe the long-term trends favor an increase in the utilization of our correctional facilities and management services. This belief is also based on our experience in operating in recessionary environments and based on our experience in working with governmental agencies faced with significant budgetary challenges.
We will continue to monitor these facilities and update our analyses regarding measurement as facts and circumstances may change from period to period.
Form 8-K Filed on February 10, 2010
4. We note your response to comment 5 in our letter dated March 15, 2010. Please confirm that you intend to reconcile “Funds From Operations” and “Adjusted Funds From Operations” from net income.
Response to Question 4:
We confirm our intention to reconcile “Funds From Operations” and “Adjusted Funds From Operations” from net income whenever we use those financial measures.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3007, or by facsimile at (615) 263-3010 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.
Sincerely,
Todd J Mullenger
Executive Vice President and
Chief Financial Officer